SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 15, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: August 15, 2001           Mr. Gerry A. Racicot
                                     President

                          [LOGO] Eiger Technology Inc.

Toronto, ON - August 15 2001 - Eiger Technology, Inc. (Eiger) (TSE:AXA, NASDAQ:ETIFF) is one of Canada's leading high tech companies offering integrated research & development, manufacturing and distribution of computer peripherals and electronic ballasts, as well as, Voice over IP services to the Canadian long distance market. Management's Discussion and Analysis ("MD&A") presents an analysis of the Corporation's financial condition as at June 30, 2001 compared to September 30, 2000 and the results of operations for the nine and three months ended June 30, 2001 compared to corresponding periods of 2000. It should be read in conjunction with the MD&A included in the Corporation's 2000 annual report.

Results of Operations

Consolidated net operating loss for the nine months ended June 30, 2001 was $2,117,000 versus a net loss of $390,000 for the nine months ended June 30, 2000. Fully diluted operating loss per share was $0.07, up from a loss of $0.02 per share a year ago. Net operating loss for the three months ended June 30, 2001 was $1,052,000 or $0.03 per share fully diluted, compared with a net income of $148,000 or .01 per share fully diluted a year ago. The third quarter loss of $12,952,000 includes an extraordinary loss of $11,900,000 which is a non cash write down of investment and goodwill that has no impact on our revenue and cash flow.

Consolidated revenue for the three months and nine months ended June 30, 2001 was $7,768,000 and $23,351,000, decreases of 40% and 49% respectively, as compared with $12,970,000 and $46,017,000 for the corresponding periods in the prior year. The drop in revenue was primarily a decrease in revenue at Eiger Net due to a weak computer peripheral marketplace. K-Tronik revenue increased 23% year over year to $7,000,000. Eiger's total revenue for the quarter ended June 30, 2001 increased $1,900,000 over the last quarter ended March 31, 2001. This increase in revenue was due to a stabilization of Eiger Net business and an increase in K-Tronik business.

Eiger Technology Inc. today announced the addition of Mr. Joe Vos to Eiger's Board of Directors. Mr. Vos is Chairman of Metafore Corporation ("Metafore"), a privately held information technology and telecommunications company with 500 employees nationally and revenues of $175 million.

With over fifteen years senior management experience in the information technology industry, Mr. Vos adds significant technology depth to Eiger's Board. In particular, as Metafore has been dedicated to delivering dynamic information technology and telecommunications solutions to corporate customers for over 20 years, the addition of Mr. Vos will add value to Eiger's Board in relation to that part of Eiger's growth strategy aimed at delivering Voice over Internet Protocol (VoIP) telecommunication services to corporate customers through Eiger's Onlinetel operating subsidiary.

In addition to his role at Metafore and Eiger, Mr. Vos is also a director of Intellitactics Inc., a leading developer of enterprise security software for large corporations and institutions. Mr. Vos has a Bachelor of Mathematics from the University of Waterloo and served as a Chartered Accountant at Deloitte and Touche prior to his involvement with Metafore.

Outlook

With a solid core of synergistic business units comprised of Onlinetel, Eiger Net and K-Tronik, the Company momentum continues to place it solidly in the Arthur Anderson Tech 100. At the same time that we are confident that the Company will weather any further slowdowns in the economy, we are especially mindful of matching costs and expenses as we move forward and not getting ahead of ourselves in terms of investments and commitments. We expect to keep our leadership and growth potential, so you will see us continuing to invest. Our current interest is potential acquisitions with reliable cash flow and high growth potential in a recession phase of our economy.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com.


                                      -30-

For More Information, Please Contact:
Roland P.Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.